Surya Capitale Securities LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2024**

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	SEC FILE NUMER
	8- 68968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Surya Capitale Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Wall Street, Suite 530B
_____
(No. and Street)

New York   NY   10005
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm   (212) 897-1685   Lgrimm@integrated.solutions
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP (Formerly AJSH & Co. LLP)
_____
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area   Main Ring Road, New Delhi   INDIA   110052
(Address)   (City)   (State)   (Zip Code)

2/10/2009   3223
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Anand Patel _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Surya Capitale Securities LLC as of 12/31/24 _____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Executive Officer
Title

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-

7(d)(2), as applicable.





Report of the Independent Registered Public Accounting Firm

To the Members of Surya Capitale Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Surya Capitale Securities LLC** (the "Company") as of December 31, 2024, and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company Ability to Continue as a Going Concern

The accompanying financial statements have-been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 & 7 to the financial statements, the Company had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this uncertainty are also described in the Note 7 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter

We draw attention to Note 6 to the financial statements, which indicates that the Company has net capital deficiency during the year ended December 31, 2024 on account of which the Company is unable to comply the Net Capital Requirement pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission. Our opinion is not modified in respect of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information contained in Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with **17 C.F.R. § 2 240.** 17a-5. In our opinion, the supplemental information **contained in Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission** is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
March 03, 2025

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	814
Right-of-use asset		18,337
Due from affiliate		15,500
Other assets		3,656
Total assets	$	38,307

Liabilities and Member's Equity

Accrued expenses	$	48,250
Lease liability		18,337
Total liabilities		66,587
Member's equity		(28,280)
Total liabilities and member's equity	$	38,307

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2024

Revenues		
Consulting fees	$	-
Expenses		
Professional fees		24,136
Rent expense		3,000
Communications		4,422
Regulatory fees		3,625
Other expenses		1,229
Total expenses		36,412
Net loss	$	(36,412)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2024

Balance, January 1, 2024	$ (4,868)
Net loss	(36,412)
Member contributions	13,000
Balance, December 31, 2024	$ (28,280)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities

Net loss	$ (36,412)
Adjustments to reconcile net loss to net cash used in operating activities	
Right-of-use amortization	1,653
Changes in operating assets	
Other assets	(27)
Changes in operating liabilities	
Lease liability	(1,653)
Accrued expenses	21,666
Net cash used in operating activities	(14,772)

Cash flows from financing activities

Capital contributions	13,000
Net decrease in cash	(1,773)

Cash

Beginning of year	2,587
End of year	$ 814

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation – Use of Estimates
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Significant judgements
   Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement. Advisory fees are earned and recognized over time as performance obligations are continuously provided to the benefit of the customer over the term covered by the agreement. Consulting fees are prorated equally over the year.

2.   Summary of Significant Accounting Policies (continued)

Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2024.

Income Taxes

No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2024, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

Right-of-Use Assets and Lease Liabilities

The guidance under ASC Topic 842, Leases, increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

3.   Transactions with Related Parties

The Company entered into a lease agreement with an affiliate to occupy office space at $250 per month. The lease expires on December 31, 2032. Rent expense for the year ended December 31, 2024, was $3,000.

4.   Commitments

The Company has a lease agreement for its New York office space that expires in December 2032. At December 31, 2024, the annual minimum payments under this agreement are $3,000 yearly through 2032.

5.   **Segment reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised investment banking activities which include advice on mergers and acquisitions and private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

6.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had deficit net capital of ($47,436) which was deficient of the required net capital by ($52,436). Accordingly, currently the Company is not able to operate as a broker-dealer until such time as it has sufficient net capital.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

7.   **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has relied on support from the Parent and affiliates to continue operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

8.   **Subsequent Events**

The Company has evaluated events or transactions that may have occurred subsequent to December 31, 2024 and through the date the financial statements were issued and determined that there are no material events that would require disclosure in the Company's financial statements.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2024

Member's equity	$	(28,280)
Nonallowable assets		
Due from affiliate		15,500
Other assets		3,656
		19,156
Net deficit		(47,436)
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Net deficit beyond requirements	$	(52,436)
Aggregate indebtedness:		
Accrued expenses	$	48,250
Ratio of aggregate indebtedness to net deficit		-1.02:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5, Part IIA amended filing as of December 31, 2024.

Surya Capitale Securities LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities Exchange Act
For the Year Ended December 31, 2024

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.


MERCURIUS

Report of Independent Registered Public Accounting Firm

To the **Members of Surya Capitale Securities, LLC**

We have reviewed management's statement, included in the accompanying **Surya Capitale Securities, LLC**'s Exemption Report, in which:

(1) **Surya Capitale Securities, LLC** (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to providing **Merger & Acquisition advisory services and Private placements of securities and** the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended **December 31, 2024**, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
March 03, 2025



Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2024

To the best of my knowledge and belief, Surya Capitale Securities LLC states the following:

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ's released by the SEC staff.

The Company did not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k). In addition, as a result of the Company having no obligations under SEC Rule 15c3-3 and its business activities limited to private placements of securities and merger and acquisition advisory services, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from January 1, 2024 through December 31, 2024.

_____
Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)